_________________________________________________________________
The information transmitted is intended only for the person or entity to which it is addressed and may contain confidential and/or privileged material. Any review, retransmission, dissemination or other use of, or taking of any action in reliance upon, this information by persons or
entities other than the intended recipient is prohibited.   If you
received this in error, please contact the sender and delete the material from any computer.